Filed Pursuant to Rule 163

Registration Statement No. 333-207931

Free Writing Prospectus

Westpac Banking Corporation First Half 2016 Financial Result Snapshot All data as at 31 March 2016 unless otherwise stated. All amounts are in Australian dollars. % Mov’t 1H16 – 2H15 % Mov’t 1H16 – 1H15 Financial Results 1H16 2H15 1H15 Net profit after tax $3,701m $4,403m $3,609m (16) 3 Net operating income $10,473m $11,645m $9,997m (10) 5 Net interest margin 2.09% 2.11% 2.06% (2bps) 3bps Expense to income ratio 43.6% 43.5% 44.1% 14bps (49bps) Return on average ordinary equity 13.4% 17.3% 15.1% (388bps) (169bps) Impairment charges to average gross loans 21bps 13bps 11bps 8bps 10bps Total impaired loans to total loans 0.39% 0.30% 0.35% 9bps 4bps Funding profile Common equity tier 1 (CET1) capital ratio* 10.5% 9.5% Funding composition (%) Additional tier 1 capital* 1.6% 1.9% Customer deposits Tier 1 capital ratio* 12.1% 11.4% 17 3 Equity Tier 2 capital* 1.9% 1.9% 14 Securitisation 60 8 Wholesale funding >1yr Risk weighted assets* $363bn $359bn 1 Wholesale funding <1yr Liquidity Coverage Ratio2 127% 121% Focus on Australia & New Zealand Financial performance Revenue by geography4 (%) Net loans (%) Pre-provision profit ($bn) NPAT ($bn) 2 2 Australia Housing Australia 6.6 4 5.9 5.8 10 12 5.6 5.6 Business Australia 5.5 New Zealand Other 5.3 4.4 Other Australia New Zealand Other Overseas 3.9 3.7 23 3.6 3.6 3.5 3.3 61 86 1H13 2H13 1H14 2H14 1H15 2H15 1H16 Asset quality sound Total impaired loans to gross loans (%) Australian mortgages performing well 90+ delinquencies (%) 2.0 1.5 1.0 0.5 - 0.82 0.67 0.51 5 0.40 0.39 0.35 0.30 1H13 2H13 1H14 2H14 1H15 2H15 1H16 Notes. 1 Stable Funding Ratio calculated on the basis of customer deposits plus wholesale funding with residual maturity greater than 12 months plus equity plus securitisation, as a proportion of total funding. 2 Liquidity Coverage Ratio (LCR) calculated on a spot basis, including the Committed Liquidity Facility approved by APRA of $58.6 billion for calendar year 2016 and $66.0 billion for calendar year 2015. 3 Equity excludes foreign currency translation, Available for Sale Securities and Cash Flow Hedging Reserve. 4 As at 30 September 2015. 1 | Westpac Banking Corporation www.westpac.com.au/investorcentre or Bloomberg WBCT Mar-11 Sep-11 Mar-12 Sep-12 Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Sep-15 Mar-16 0.5 Stable Funding Ratio1 83.3% 83.8% Total regulatory capital ratio* 14.0% 13.3% Capital, funding and liquidity ratios (*APRA Basel III basis) Mar-16 Sep-15

Westpac Banking Corporation
Australia's First Bank

About Westpac

- Westpac is one of the four major banking organisations in Australia and one of the largest banking organisations in New Zealand
- Founded in 1817, Westpac was the first bank established in Australia. Today, Westpac is Australia's 2nd largest bank with a market capitalisation of A$101 billion and total assets of A$832 billion as at 31 March 2015
- Westpac is focused on its core markets of Australia and New Zealand, providing a comprehensive range of financial products and services including consumer, business and institutional banking and wealth management services
- With a strong position in our home markets, and around 13 million customers, Westpac focuses on organic growth, growing customer numbers in our chosen segments and building stronger and deeper customer relationships
- A key element of Westpac's approach is our portfolio of financial services brands, which enables us to appeal to a broader range of customers, and provides us with the strategic flexibility to offer solutions that better meet individual customer needs
- Westpac has also maintained the strength of its financial position, lifting the level and quality of our capital, improving our funding and liquidity position and maintaining a high level of asset quality and provisioning
- Westpac is currently one of the most efficient banks globally, as measured by a cost to income ratio

Credit Ratings

Fitch Ratings	AA- / Stable / F1+
Moody's Investors Service	Aa2 / Stable / P-1
Standard and Poor's	AA- / Stable / A-1+

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Wholesale funding capabilities

Short term markets	• Include Prime floaters, Federal Funds, Extendibles, Step-ups, Range accruals, CDs, CP and Flippers
Term markets	• Senior unsecured, securitisation and covered bond format, as well as subordinated debt • Only Australian major bank to be SEC registered • Westpac also maintains its ability to issue in US 144A format
Issuance currencies	• Include AUD, CAD, CHF, CNH, EUR, GBP, HKD, JPY, NOK, NZD, SGD, TRY and USD

Unique portfolio of brands

WIB

Westpac NZ

Australian retail banking largest contributors to Group NPAT

1H16 NPAT by operating division (%)



37
27
12
14
11
Consumer Bank
Business Bank
BT Financial Group
Westpac Institutional Bank
Westpac New Zealand

Adds to 101 as excludes Group Business unit contribution of -1% in 1H16. Group Business unit includes Treasury and support functions.

Balance sheet at 31 March 2016 ($bn)

Total assets	831.8
Loans	640.7
Total housing loans Australia	*390.8*
Deposits and other borrowings	494.2
Equity	58.0

Disclaimer The material contained in this presentation is intended to be general background information on Westpac Banking Corporation ("Westpac") and its activities. The information is supplied in summary form and is therefore not necessarily complete and is qualified in its entirety by Westpac's most recent U.S. full-year and half-year reports available at http://www.sec.gov. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. All amounts are in Australian dollars unless otherwise indicated.

Westpac has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering from time to time of its securities. Before you invest, you should read the prospectus in that registration statement and other documents Westpac has filed with the SEC for more complete information about Westpac and any offering of such securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Westpac will arrange to send you the prospectus if you request it by calling +1 212 551 1800.

Contact us: Westpac Global Funding globalfunding@westpac.com.au or +612 8204 2777

2 | Westpac Banking Corporation www.westpac.com.au/investorcentre or Bloomberg WBCT

Westpac GROUP